May 24, 2019 VIA EDGAR	Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 D: 305 982 5581 T: 954 463 2700 F: 954 463 2224 Michael.francis@akerman.com

Sonia Bednarowski

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Xenetic Biosciences, Inc.
Registration Statement on Form S-1
Filed May 15, 2019
File No. 333-231508

Dear Ms. Bednarowski:

On behalf of Xenetic Biosciences, Inc. (the “Company” or “Xenetic”), we hereby respond to the Staff’s comment letter, dated May 21, 2019, regarding the above referenced Registration Statement on Form S-1 filed on May 15, 2019 (the “Registration Statement”). Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Registration Statement on Form S-1

Prospectus Summary

Recent Developments

XCART Technology, page 2

1.	We note your disclosure on page 3 that one of the closing conditions to the Transaction is that you have "adequate financing" to fund your future working capital obligations following the closing. Please revise to provide quantitative information regarding this closing condition, and disclose the amount of proceeds from this offering necessary to satisfy this closing condition here and in your Use of Proceeds section. In addition, if the proceeds from this offering are inadequate to satisfy the closing conditions of the Transaction, please disclose how you plan to obtain the necessary financing.

In response to the Staff’s comment, we have revised the disclosure on page 3 and in the "Summary – Use of Proceeds" and the "Use of Proceeds" sections, and elsewhere in the document as appropriate..

akerman.com

Sonia Bednarowski

Division of Corporation Finance

Office of Healthcare & Insurance

May 24, 2019

Exhibit Index, page II-8

2.	Please revise your Exhibit Index to clarify that portions of Exhibit 2.1 are subject to a confidential treatment order and that the confidential materials have been omitted and filed separately with the Securities and Exchange Commission. In addition, please incorporate Exhibit 2.1 by reference to Exhibit 2.1 of the Form 8-K filed on March 4, 2019.

In response to the Staff’s comment, we have revised the Exhibit Index and provided the appropriate incorporation by reference.

* * * * *

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305.982.5581.

Sincerely,

AKERMAN LLP

/s/ Michael Francis

For the Firm

cc:	U.S. Securities and Exchange Commission
Justin Dobbie, Legal Branch Chief

Xenetic Biosciences, Inc.
Jeff Eisenberg, Chief Executive Officer
James Parslow, Chief Financial Officer

Akerman LLP
Christina C. Russo, Esq.